Morgan Crucible

09045548

6th February 2009

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

RECEIVED
2009 MAR -9 A 11:45

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Tracey Bigmore
Assistant Company Secretary

PROCESSED
MAR 12 2009
THOMSON REUTERS

Enclosure

RNS Number : 9319M
Morgan Crucible Co PLC
06 February 2009

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Morgan Crucible Company plc
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the	Ignis Investment

notification obligation:	Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	04/02/2009
6. Date on which issuer notified:	05/02/2009
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details: Nominee Holdings

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB0006027295					7,729,206		2.86%

B: Financial Instruments

notification obligation:	Services Limited
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	04/02/2009
6. Date on which issuer notified:	05/02/2009
7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details: Nominee Holdings

A: Voting ri[illegible]hed to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
GB0006027295					7,729,206		2.86%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
7,729,006	2.86%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Pearl Group Limited Impala Holdings Limited Pearl Group Holdings (No. 1) Ltd Ignis Asset Management Ltd Ignis Investment Services Ltd (indirect)	
BNY (OCS) Nominees Ltd (848,254 0.31%)	

Vidacos Nominees Ltd (6,880,752 2.55%)	

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Percentage calculation based on Issued Share Capital of 270,206,000
14. Contact name:	Tracey Bigmore
15. Contact telephone number:	01753 837000

This information is provided by RNS
The company news service from the London Stock Exchange

END

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number : 9326M
Morgan Crucible Co PLC
06 February 2009

TR-1: Notification of Major Interests in Shares	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Morgan Crucible Company Plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to notification obligation:	BAE Systems Pension Funds Investment Management Ltd

4. Full name of shareholder(s) (if different from 3):	BAE Systems Pension Funds CIF Trustees Ltd
5. Date of transaction (and date on which the threshold is crossed or reached if different):	5th February 2009
6. Date on which issuer notified:	6th February 2009
7. Threshold(s) that is/are crossed or reached:	3%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB0006027295	0	0	10,142,618	10,142,618	0	3.754%	0

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
10,142,618	3.754%

9. Chain of controlled undertakings through which the voting rights and /or the

financial instruments are effectively held, if applicable:
BAE Systems Pension Funds Investment Management Ltd *
BAE Systems Pension Funds CIF Trustees Ltd
* BAE Systems Pension Funds Investment Management Ltd is OPS firm acting for trustees of the above schemes.

Proxy Voting:	
10. Name of proxy holder:	Nortrust Nominees Limited
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14 Contact name:	Tracey Bigmore
15. Contact telephone name:	01753 837000

This information is provided by RNS
The company news service from the London Stock Exchange

END

END